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                              September 2, 2020

       Tonya Robinson
       Chief Financial Officer
       Texas Roadhouse, Inc.
       6040 Dutchmans Lane, Suite 200
       Louisville, Kentucky 40205

                                                        Re: Texas Roadhouse,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 000-50972

       Dear Ms. Robinson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Consolidated Statements of Income and Comprehensive Income, page F-6

   1. It appears from your disclosure on page 39 that cost of sales may consist of food and beverage costs. If so,
we believe you should consider retitling this caption accordingly, because your cost of
sales is not burdened with other direct and indirect costs of producing your food and
beverages.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tonya Robinson
Texas Roadhouse, Inc.
September 2, 2020
Page 2

        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have any questions.



FirstName LastNameTonya Robinson                        Sincerely,
Comapany NameTexas Roadhouse, Inc.
                                                        Division of Corporation
Finance
September 2, 2020 Page 2                                Office of Trade &
Services
FirstName LastName